September 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:   Pershing Square SPARC Holdings, Ltd./DE

Amended Registration Statement on Form S-1

Filed August 30, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 8, 2023 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 13,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 14 to the Registration Statement, filed on September 13, 2023 (“Amendment No. 14”). Amendment No. 14 includes revisions by the Company to address the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comment has been included in this letter with the Company’s response to such comment set forth immediately below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 14.

Securities and Exchange Commission

September 13, 2023

Amended Registration Statement on Form S-1 filed August 30, 2023

Restrictions on Issuance of Warrants, page 189

1.

Please expand upon the statement that “we will not issue any securities prior to completion of a business combination with an exercise price below 85% of the Final Exercise Price.” Please clarify when, why and to whom such securities may be issued. Please also provide clear disclosure throughout the prospectus, as the remainder of the prospectus currently only contemplates additional securities issuances in connection with or following the business combination and does not contemplate an exercise price below the Final Exercise Price. Please add risk factor disclosure.

Response: We respectfully advise the Staff that we have revised the disclosure on page 189 to clarify, consistent with the other disclosures throughout the Registration Statement, that SPARC will not issue securities prior to the completion of a business combination with an exercise price below the Final Exercise Price.

Securities and Exchange Commission

September 13, 2023

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stephen Fraidin
/s/ Gregory P. Patti, Jr.
Stephen Fraidin
Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, General Counsel and Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE